

December 28, 2010

Via USPS and Fax (217) 258-6802

Mr. Robert J. Currey
President and Chief Executive Officer
Consolidated Communications Holdings, Inc.
121 South 17th Street
Mattoon, IL 61938-3987

     Re: **Consolidated Communications Holdings, Inc.**
              Form 10-K for the fiscal year ended December 31, 2009
              Filed March 8, 2010
              Form 10-Q for the quarter ended September 30, 2010
              File No. 0-51446

Dear Mr. Currey:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 1. Business, page 4

General

1. On page 37 you state that the State of Illinois is a significant customer and you discuss how the state holds power to terminate contracts at any time without cause, and other terms favorable to the state government. In future filings please reference this risk factor in your Business section where you discuss the segment of your business that may be subject to renegotiation of profits or subject to termination at the election of the

government. Please also address the actual and potential impact of significant financial stress being experienced by that state. Refer to Item 101(c)(1)(ix) of Regulation S-K.

Network Architecture and Technology, page 12

2. In the last paragraph on page 12 you state that you use third-party networks under contracts commonly known as indefeasible rights of use. In future filings please provide a brief description of the rights associated with this form of contract and discuss whether this type of arrangement is typical in your industry or industry segment (i.e. are indefeasible rights of use typical industry practice).

Item 2. Properties, page 41

3. We note that you discuss throughout the Form 10-K that your operations are limited to Illinois, Texas and Pennsylvania. In the table of page 41, however, you list Terre Haute, IN as a leased property housing a communications center and office. Please advise.

Item 7. Management's Discussion and Analysis…, page 50

Trends and Factors That May Affect Future Operating Results, page 64

4. We note that revenues are decreasing from access lines, while you have increased revenues from broadband and IPTV services. In future filings please discuss your sources of revenue in relation to how new sources of revenue are keeping pace with services that are losing revenue (i.e. rate of revenue stream replacement).

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Cash Bonuses, page 30

5. At the top of the page you state that actual performance target achievement was a weighted average of 101.1% of your overall target. In future filings please disclose the weighted average value paired with each performance measure.

All Other Compensation, page 32

6. In future filings please provide complete cross-references where appropriate or necessary to facilitate clear disclosure.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Management's Discussion and Analysis, page 21

7. On page 2 your Condensed Consolidated Balance Sheets show a net increase for allowance of doubtful accounts was approximately $3.3 million in 2010 from $1.8 million in 2009. In future filings please discuss the underlying reasons for this increase of over 80%, its impact on your liquidity and whether you believe this to be a known trend.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 if you have questions regarding comments. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director